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                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                HealthCentral.Com
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   42221V 106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Michael A. Schlesinger
                    Venable, Baetjer, Howard & Civiletti, LLP
                      1201 New York Avenue, NW, Suite 1000
                              Washington, DC 20005


                                 (202) 962-4800
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e) 140.13s-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of he schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

CUSIP No. 42221V 10 6                                              Page  2 of 13

-----------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
         Robert Haft Capital L.L.C.          I.D. No. 52-2096873
-----------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  [   ]
                                                                              (b)  [   ]
-----------------------------------------------------------------------------------------------

3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS        N/A
-----------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                         [  ]
-----------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
-----------------------------------------------------------------------------------------------


                        7.   SOLE VOTING POWER:                                -0-
          NUMBER OF    ------------------------------------------------------------------------
           SHARES
        BENEFICIALLY
          OWNED BY      8.   SHARED VOTING POWER:                              -0-
            EACH       ------------------------------------------------------------------------
          REPORTING
         PERSON WITH
                        9.  SOLE DISPOSITIVE POWER:                            -0-
                       ------------------------------------------------------------------------


                       10.  SHARED DISPOSITIVE POWER:                          -0-

                       ------------------------------------------------------------------------




11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                               -0-
-----------------------------------------------------------------------------------------------


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES [   ]
-----------------------------------------------------------------------------------------------


13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):               -0-
-----------------------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON:         OO
-----------------------------------------------------------------------------------------------


CUSIP No. 42221V 10 6                                              Page  3 of 13

-----------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
         Robert M. Haft
-----------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  [ ]
                                                                              (b)  [X]
-----------------------------------------------------------------------------------------------

3.       SEC USE ONLY

-----------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS       N/A
-----------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)                                                         [ ]
-----------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

-----------------------------------------------------------------------------------------------

                       7.   SOLE VOTING POWER:                           4,225,946
          NUMBER OF    ------------------------------------------------------------------------
           SHARES
        BENEFICIALLY   8.   SHARED VOTING POWER:                              -0-
          OWNED BY     ------------------------------------------------------------------------
            EACH
          REPORTING    9.  SOLE DISPOSITIVE POWER:                       4,225,946
         PERSON WITH   ------------------------------------------------------------------------

                       10.  SHARED DISPOSITIVE POWER:                         -0-


-----------------------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                         4,225,946
-----------------------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES [   ]
-----------------------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  8.4%*
-----------------------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON:         IN
-----------------------------------------------------------------------------------------------

* Based on a total of 50,594,894 shares outstanding, consisting of (i) 45,592,369 shares outstanding as of October 31, 2000 as reported in the Issuer's Report on Form 10-Q for the Quarter Ended September 30, 2000 plus (ii) 5,002,525 shares issued on December 14, 2001, as reported by the Issuer in a Report on Form 8-K December 21, 2000.

CUSIP No. 42221V 10 6                                              Page  4 of 13

-----------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
         Mary Z. Haft
-----------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  [   ]
                                                                              (b)  [   ]
-----------------------------------------------------------------------------------------------

3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS       N/A
-----------------------------------------------------------------------------------------------


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)  [ ]
-----------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

-----------------------------------------------------------------------------------------------


                       7.   SOLE VOTING POWER:                                -0-
          NUMBER OF    ------------------------------------------------------------------------
           SHARES
        BENEFICIALLY
          OWNED BY     8.   SHARED VOTING POWER:                              -0-
            EACH       ------------------------------------------------------------------------
          REPORTING
         PERSON WITH
                        9.  SOLE DISPOSITIVE POWER:                           13,181
                       ------------------------------------------------------------------------

                       10.  SHARED DISPOSITIVE POWER:                         -0-


-----------------------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                              -0-
-----------------------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES [   ]
-----------------------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  -0-%
-----------------------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON:         IN
-----------------------------------------------------------------------------------------------

CUSIP No. 42221V 10 6                                              Page  5 of 13

-----------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
         Colby Bartlett, LLC                 I.D. No. 52-2060425
-----------------------------------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  [ ]
2.                                                                            (b)  [X]
-----------------------------------------------------------------------------------------------

3.       SEC USE ONLY
-----------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS       N/A
-----------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e) [ ]
-----------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

-----------------------------------------------------------------------------------------------

                       7.   SOLE VOTING POWER:                                76,970
          NUMBER OF    ------------------------------------------------------------------------
           SHARES
        BENEFICIALLY   8.   SHARED VOTING POWER:                              -0-
          OWNED BY     ------------------------------------------------------------------------
            EACH
          REPORTING    9.   SOLE DISPOSITIVE POWER:                           76,970
         PERSON WITH   ------------------------------------------------------------------------

                       10.  SHARED DISPOSITIVE POWER:                         -0-


-----------------------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                              76,970
-----------------------------------------------------------------------------------------------


12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES [   ]
-----------------------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.2%*
-----------------------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON:         OO
-----------------------------------------------------------------------------------------------


* Based on a total of 50,594,894 shares outstanding, consisting of (i) 45,592,369 shares outstanding as of October 31, 2000 as reported in the Issuer's Report on Form 10-Q for the Quarter Ended September 30, 2000 plus (ii) 5,002,525 shares issued on December 14, 2001, as reported by the Issuer in a Report on Form 8-K December 21, 2000.

CUSIP No. 42221V 10 6                                              Page  6 of 13

------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
         The Gloria G. Haft Revocable Inter Vivos Trust
------------------------------------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  [   ]
2.                                                                            (b)  [   ]
------------------------------------------------------------------------------------------------

3.       SEC USE ONLY

------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS       N/A
------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)    [ ]
------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Florida
------------------------------------------------------------------------------------------------


                       7.   SOLE VOTING POWER:                                537,833
          NUMBER OF    ------------------------------------------------------------------------
           SHARES
        BENEFICIALLY   8.   SHARED VOTING POWER:                              -0-
          OWNED BY     ------------------------------------------------------------------------
            EACH
          REPORTING
         PERSON WITH   9.   SOLE DISPOSITIVE POWER:                           537,833
                       ------------------------------------------------------------------------

                       10.  SHARED DISPOSITIVE POWER:                         -0-


-----------------------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                              537,833
-----------------------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES [   ]
-----------------------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.1%*
-----------------------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON:         OO

-----------------------------------------------------------------------------------------------

* Based on a total of 50,594,894 shares outstanding, consisting of (i) 45,592,369 shares outstanding as of October 31, 2000 as reported in the Issuer's Report on Form 10-Q for the Quarter Ended September 30, 2000 plus (ii) 5,002,525 shares issued on December 14, 2001, as reported by the Issuer in a Report on Form 8-K December 21, 2000.

CUSIP No. 42221V 10 6                                              Page  7 of 13

------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only).
         Jefferson Chase, LLC                I.D. 52-2060449
------------------------------------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a)  [ ]
                                                                              (b)  [X]
------------------------------------------------------------------------------------------------

3.       SEC USE ONLY
------------------------------------------------------------------------------------------------

4.       SOURCE OF FUNDS       N/A
------------------------------------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)    [ ]
------------------------------------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware

------------------------------------------------------------------------------------------------


                       7.   SOLE VOTING POWER:                                3,510,941
          NUMBER OF    -------------------------------------------------------------------------
           SHARES
        BENEFICIALLY
          OWNED BY     8.   SHARED VOTING POWER:                              -0-
            EACH       -------------------------------------------------------------------------
          REPORTING
         PERSON WITH    9.  SOLE DISPOSITIVE POWER:                           3,510,941
                       -------------------------------------------------------------------------

                       10.  SHARED DISPOSITIVE POWER:                         -0-


------------------------------------------------------------------------------------------------

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     3,510,941
------------------------------------------------------------------------------------------------

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES [   ]
------------------------------------------------------------------------------------------------

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  6.9%
------------------------------------------------------------------------------------------------

14.   TYPE OF REPORTING PERSON:         OO
------------------------------------------------------------------------------------------------


* Based on a total of 50,594,894 shares outstanding, consisting of (i) 45,592,369 shares outstanding as of October 31, 2000 as reported in the Issuer's Report on Form 10-Q for the Quarter Ended September 30, 2000 plus (ii) 5,002,525 shares issued on December 14, 2001, as reported by the Issuer in a Report on Form 8-K December 21, 2000.

CUSIP No. 42221V 10 6                                             Page  8 of 13


        This Amendment No. 1 amends and supplements the statement on Schedule 13D previously filed by Robert Haft Capital L.L.C., Robert M. Haft, Mary Z. Haft, Colby Bartlett, LLC and The Gloria G. Haft Revocable Inter Vivos Trust. Jefferson Chase, LLC is added as a reporting person. Mary Z. Haft, Robert M. Haft Capital, L.L.C. and The Gloria Haft Revocable Inter Vivos Trust are signatories for the limited purposes of reporting dissolution of the "group" of which each of them formerly was a member and indicating that, as a consequence of such dissolution, none of such signatories remains subject a reporting obligation under Section 13(d) of the Securities Exchange Act of 1934, as amended. Capitalized terms not otherwise defined herein shall have the meanings set forth in the Schedule 13D.


Item 1. Security and Issuer.


        No change.


Item 2. Identity and Background.


        Item 2 is restated in its entirety to read as follows:

        (i) The names of the persons filing this Amendment No. 1 to Schedule 13D are Robert M. Haft, Colby Bartlett, LLC ("CB, LLC") and Jefferson Chase, LLC ("Jefferson Chase" and, collectively with Robert M. Haft and CB, LLC, the "Stockholder Reporting Persons"). Mary Z. Haft, Robert M. Haft Capital, L.L.C. and The Gloria Haft Revocable Inter Vivos Trust are signatories to this Amendment No. 1 to Schedule 13D for the limited purposes of reporting dissolution of the "group" of which each of them formerly was a member and indicating that, as a consequence of such dissolution, none of such signatories remains subject a reporting obligation under Section 13(d) of the Securities Exchange Act of 1934, as amended.

        (ii) Robert M. Haft's business address is care of Venable, 1201 New York Avenue, NW, Washington, DC 20005. Mr. Haft's principal occupation is as a private investor and businessman. Mr. Haft is a U.S. citizen.

        (iii) CB, LLC is a Delaware limited liability company. The address of its principal executive offices is care of Robert M. Haft, Manager, care of Venable, 1201 New York Avenue, NW, Washington, DC 20005. CB, LLC is engaged in the business of holding various investments. Robert M. Haft is the manager of CB, LLC.

        (iv) Jefferson Chase is a Delaware limited liability company. The address of its principal executive offices is care of Robert M. Haft, Manager, care of Venable, 1201 New York Avenue, NW, Washington, DC 20005.Jefferson Chase is engaged in the business of holding various investments and other assets. Robert M. Haft is the manager of Jefferson Chase.

        (v) None of the Stockholder Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) within the last five years.

        (vi) None of the Stockholder Reporting Persons has been a party to a civil proceeding of the type described in Item 2(e) of Schedule 13D within the last five years.

CUSIP No. 42221V 10 6                                             Page  9 of 13


Item 3. Source and Amount of Funds or Other Consideration.


               No change.


Item 4. Purpose of Transaction.


        Item 4 is amended by replacing the last paragraph of the text thereof with the following:

               The Stockholder Reporting Persons intend to continue to review and evaluate their investment in the Issuer on the basis of various factors, including the Issuer's business, results of operations, financial condition and future prospects, conditions in the securities markets, general economic and industry conditions and individual tax and other portfolio considerations. Based upon such review the Stockholder Reporting Persons will take such action as they deem appropriate in light of the circumstances existing from time to time. In this connection, the Stockholder Reporting Persons currently intend to liquidate their investment in the Issuer, through the sale in the open market, in privately negotiated transactions to one or more purchasers, or otherwise, or other disposition of their Common Stock, at such times, in such amounts and subject to such factors as they deem relevant. However, the Stockholder Reporting Persons reserve the right, subject to such factors as they deem relevant, to purchase or otherwise acquire additional shares of Common Stock from time to time in the open market or in privately negotiated transactions or otherwise.

Item 5. Interest in Securities of the Issuer.


        Item 5 is restated in its entirety to read as follows:

               (a)-(b) Robert M. Haft may be deemed to be the beneficial owner of a total of 4,225,946 shares of Common Stock, representing approximately 8.4% of the Outstanding Common Stock (consisting of 638,035 shares (1.3%) held directly by Mr. Haft, 3,510,941 shares (6.9%) owned by Jefferson Chase, of which Mr. Haft is the manager, and 76,970 shares (0.2%) owned by CB, LLC, of which Mr. Haft is the manager). The shares reported as beneficially owned by Mr. Haft exclude 13,181 shares held by his spouse, who has sole voting power and sole power to control the disposition of all of the shares held by her. Mr. Haft disclaims beneficial ownership of any Common Stock owned by any other person.

        CB, LLC may be deemed to be the beneficial owner of 76,970 shares of Common Stock, representing approximately 0.2% of the Outstanding Common Stock, and all of the shares of Common Stock owned by it. CB, LLC has sole voting power and sole power to control the disposition of all of these 76,970 shares. CB, LLC disclaims beneficial ownership of any Common Stock owned by any other person.

        Jefferson Chase may be deemed to be the beneficial owner of 3,510,941 shares of Common Stock, representing approximately 6.9% of the Outstanding Common Stock, and all of the shares of Common Stock owned by it. Jefferson Chase acquired all 3,510,941 shares of Common Stock on January 9, 2001 upon the transfer to it, without consideration, of 5,142,310 shares previously held by Robert Haft and 118,631 shares of Common Stock previously held by Mary Z. Haft. (Jefferson Chase subsequently transferred 1,750,000 shares as a charitable contribution.) Robert Haft and Mary Haft are the sole owners of Jefferson Chase. Jefferson Chase has sole voting power and sole power to control the disposition of all of these 3,510,941

CUSIP No. 42221V 10 6                                             Page  10 of 13

shares. Jefferson Chase disclaims beneficial ownership of any Common Stock owned by any other person.


        (c) On January 9, 2001, Robert Haft and Mary Haft transferred, without consideration, 5,142,310 shares of Common Stock and 118,631 shares of Common Stock, respectively, to Jefferson Chase, of which Robert Haft and Mary Haft are the sole owners. On January 10, 2001, Jefferson Chase transferred a total of 1,750,000 shares of Common Stock, without consideration, as a charitable donation. Other than as described in this Item 5(c), no Reporting Person has effected any transactions in the Common Stock during the last sixty days. However, during the period from July 30, 2000 through October 17, 2000, Robert Haft transferred a total of 600,000 shares of Common Stock, without consideration, as charitable donations.

        (d)    Not applicable.

        (e)    Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.


        Item 6 is restated in its entirety to read as follows:

        Among other things, the Merger Agreement provides for the registration of the Common Stock issued in the Merger, including the shares issued to the Stockholder Reporting Persons. Within 210 days after of the effective time of the Merger, but in no event earlier than December 7, 2000, the Issuer is obligated to prepare and file a registration statement on Form S-3 or Form S-1 to effect the registration of the shares of Common Stock received by the holders of Vitamins capital stock in the Merger and use its reasonable best efforts to keep the registration statement continuously effective for two years following the date it is declared effective by the Securities and Exchange Commission. In addition, if the Issuer files a registration statement relating to any of its securities at any time after 180 days from the effective time of the Merger and prior to the third anniversary date thereof, then the holders of Common Stock issued in the Merger have the right to include their shares in such registration. All expenses pursuant to such registration, other than underwriting discounts and commissions, will be borne by the Issuer. The Merger Agreement also contains certain cross-indemnification provisions in connection with any such registration statement.

        In addition, the Merger Agreement provides that, at the effective time of the Merger, the Merger Shares, representing 10% of the shares of Common Stock issued in the Merger, are to be delivered, in escrow, to U.S. Bank National Trust Association as escrow agent (the "Escrow Holder") for the purpose of securing the indemnification obligations of the former stockholders of Vitamins under the Merger Agreement. A total of 2,243,281 shares of Common Stock, including 645,732 shares attributable to Robert M. Haft and CB, LLC, were delivered to the Escrow Holder on June 16, 2000. This escrow arrangement is governed by the Escrow Agreement, a copy of which is included as Exhibit 2 to this Schedule 13D. Robert M. Haft is designated the Stockholder Representative pursuant to the Merger Agreement and, pursuant to the Merger Agreement and the Escrow Agreement, has the authority to act for all of the former Vitamins stockholders, including the Stockholder Reporting Persons whose shares are subject to escrow, in connection with matters arising under the Escrow Agreement. Such authority includes the authority to settle claims with the Issuer relating to the former Vitamins

CUSIP No. 42221V 10 6                                             Page  11 of 13

stockholders' indemnification obligations (which may have the effect of affecting the number of Escrowed Shares, if any, transferred to the Issuer in connection with the indemnification provisions of the Merger Agreement and pursuant to the Escrow Agreement). Mr. Haft, as the Stockholder Representative, has no voting control over any of the Escrowed Shares that are not owned by him or by CB, LLC and, except as described above, has no power to control the disposition of any such Escrowed Shares.

        Except as set forth above or elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.


Exhibit 5:  Joint Filing Agreement dated as of January 24, 2001 among Robert
            M. Haft, Colby Bartlett, LLC and Jefferson Chase, LLC (supersedes
            Exhibit 4 previously filed)

CUSIP No. 42221V 10 6                                             Page  12 of 13

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Dated:  January 24, 2001



                                            /s/ Robert M. Haft
                                            ------------------------------------
                                            Robert M. Haft


                                            COLBY BARTLETT, LLC


                                            By: /s/ Robert M. Haft
                                               ---------------------------------
                                               Robert M. Haft, Manager


                                            JEFFERSON CHASE, LLC


                                            By: /s/ Robert M. Haft
                                               ---------------------------------
                                               Robert M. Haft, Manager


                                            ROBERT HAFT CAPITAL L.L.C.


                                            By: /s/ Robert M. Haft
                                               ---------------------------------
                                               Robert M. Haft, Manager


                                            /s/ Mary Z. Haft
                                            ------------------------------------
                                            Mary Z. Haft


                                            THE GLORIA G. HAFT REVOCABLE
                                            INTER VIVOS TRUST


                                            By:/s/ Gloria G. Haft
                                               ---------------------------------
                                               Gloria G. Haft, Trustee